Exhibit 99.1

News Release
NORBORD REPORTS FIRST QUARTER 2020 EARNINGS; PROVIDES COVID-19 UPDATE; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q1 2020 HIGHLIGHTS

•	Adjusted EBITDA of $75 million and Adjusted earnings of $0.26 per diluted share

•	Reduced North American unit manufacturing costs by 2% quarter-over-quarter and 4% year-over-year

•	Liquidity of $247 million at quarter-end, after $69 million seasonal investment in working capital

•	Declared quarterly variable dividend of C $0.05 per share for shareholders of record on June 1, 2020

•	Implemented COVID-19 Response Plan and related adjustments to operating configuration and cash conservation measures

TORONTO, ON (May 6, 2020) - Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $75 million for the first quarter of 2020 compared to $27 million in the fourth quarter of 2019 and $42 million in the first quarter of 2019. The quarter-over-quarter increase was primarily driven by higher realized North American oriented strand board (OSB) prices and shipments while the year-over-year increase was driven by higher realized North American OSB prices and lower raw material and energy prices, partially offset by lower shipments. North American operations generated Adjusted EBITDA of $68 million compared to $20 million in the fourth quarter of 2019 and $23 million in the first quarter of 2019, and European operations delivered Adjusted EBITDA of $10 million compared to $11 million in the fourth quarter of 2019 and $21 million in the first quarter of 2019.

“The first quarter of this year was off to a strong start, as the improved housing activity in late 2019 carried into 2020. In fact, our Adjusted EBITDA almost doubled from year-ago levels and was our best result in six quarters,” said Peter Wijnbergen, Norbord’s President & CEO. “The quarter would have been even better but for the effects of the COVID-19 pandemic, which began to impact demand from a number of our customers towards the end of March. In spite of the immediate challenges presented by COVID-19, I am pleased with our company’s ability to respond appropriately and adapt quickly. Our employees have demonstrated resilience in the face of uncertainty and changing workplace conditions, as well as flexibility to continue meeting the needs of our customers. No one knows how this pandemic will ultimately unfold, but the team at Norbord has been working diligently to build contingency plans and has taken decisive actions to retain operating flexibility, preserve jobs for as many employees as practicable, and ensure we are prepared for a return to growth when market conditions improve. Most importantly, we are doing all this while keeping the health and safety of our employees front and centre as our top priority.”
Norbord recorded Adjusted earnings of $21 million or $0.26 per share (basic and diluted) versus an Adjusted loss of $11 million or $0.13 per share (basic and diluted) in the fourth quarter of 2019 and an Adjusted loss of $2 million or $0.02 per share (basic and diluted) in the first quarter of 2019. Adjusted earnings (loss) exclude non-recurring or other items and use a normalized income tax rate:

Exhibit 99.1

$ millions	Q1 2020	Q4 2019	Q1 2019
Earnings (loss)	20	(12)	1
Adjusted for:
Loss on disposal of assets	—	2	—
Stock-based compensation and related costs	—	1	1
Reported income tax expense (recovery)	8	(6)	(5)
Adjusted pre-tax earnings (loss)	28	(15)	(3)
Income tax (expense) recovery at statutory rate(1)	(7)	4	1
Adjusted earnings (loss)	21	(11)	(2)
(1) Represents Canadian combined federal and provincial statutory rate.

COVID-19 Response

Workplace Health and Safety
In February, the Company formed a COVID-19 Response Team to closely and continuously monitor developments and began introducing policies and recommending actions to stay ahead of the effects of the coronavirus.
At Norbord’s mills, considerable precautions were established to ensure the continued health and safety of employees, their families and the communities in which the Company operates. Specifically, procedures were implemented to ensure adequate personal protective equipment was available and utilized and cleaning techniques were enhanced across all mills. Rotating schedules were developed to limit cross-shift contact and employees were restricted to certain areas of the mills, with staggered start times and lunch breaks to limit close interactions. Where necessary for employees to interact with each other, procedures were established to ensure physical distancing. Cumulatively, these steps have enabled all Norbord mills to remain open.
Safety performance this quarter showed a notable 32% improvement over the same quarter last year, reflecting the impact of the company-wide “Stronger Together” safety initiative launched in 2019 and the continued focus by all employees during a period in which many workplace changes had to be introduced.

Business and Operations Planning
As it became clear that the economic impact of the pandemic would be significant, business preparedness teams were established to effectively monitor, assess and manage emerging risks. All non-essential travel was cancelled and self-isolation policies were enacted for those employees who had traveled outside their respective home countries. The Company’s corporate and mill office employees have been working remotely since mid-March. Business continuity plans were invoked across the Company and key business systems were realigned with remote and secure access, including the rapid deployment of tools and capacity that enabled employees to efficiently work from outside the office.
On March 25, Norbord announced adjustments to its operating configuration, which included reducing shifts and running a number of its North American OSB mills on alternating schedules to match production with reduced OSB demand. Norbord’s European business has subsequently taken similar action by adjusting mill operating schedules to match production with reduced panel demand.
In April, Norbord reduced its North American and European operating mill capacity by approximately 35%. The customer demand situation remains fluid, and the Company’s ability to continue to operate any of its mills could be influenced by factors outside Norbord’s control, including government-imposed restrictions, therefore additional operating adjustments may be necessary. The Company does not intend to provide intra-quarter operational updates unless there is a significant change in this curtailment strategy.

Exhibit 99.1

Customer Demand and Supply Chain
Currently, in most of the regions in which Norbord operates, the forest products industry has been designated as essential to support critical infrastructure and construction projects. To-date, none of the Company’s mills have been required to close for extended periods under government restrictions and Norbord has not experienced any significant raw material or other supply disruptions. The Company benefits from a supply chain that is largely domestic and regional in nature, with virtually no reliance on imports. Further, most of Norbord’s customers in the home building and repair-and-remodeling sectors continue to operate, albeit with some at reduced activity levels. A number of the Company’s industrial customers that manufacture products deemed to be non-essential had to suspend operations in March, but some have started re-opening in the past three weeks.

Liquidity and Capital Allocation
Norbord’s liquidity remains strong at $247 million as at quarter-end, even after investing $69 million in the usual first quarter seasonal operating working capital build. The Company continues to monitor its balance sheet and cash flows closely and has comfortable headroom against the financial covenants governing access to its committed credit facilities. Core long-term bond debt totals $665 million, with no maturities until 2023.
As previously announced, Norbord is deferring non-critical capital projects and has reduced its 2020 capital expenditures budget by an additional 25%, from $100 million to $75 million. The minimum annual investment required to maintain the Company’s existing assets is approximately $35 million.
During the quarter, Norbord repurchased approximately 1.0 million shares under its Normal Course Issuer Bid (NCIB) and continues to believe its stock is trading at a significant discount to intrinsic value. However, to preserve financial flexibility given the uncertainty surrounding the short- and medium-term outlook, the Company minimized share repurchases starting in early March and suspended all repurchases during its first quarter blackout period.
Given the uncertain economic outlook, the Board of Directors has reduced the quarterly dividend to C $0.05 per common share from C $0.20 last quarter, which is consistent with Norbord’s variable dividend policy and the Company’s historically balanced approach to capital allocation.

Business Outlook
While there remains considerable uncertainty around the depth and duration of the economic impact of the ongoing COVID-19 pandemic, a number of Norbord’s markets, in particular Germany and North American repair-and-remodeling, have to-date been more resilient than expected. The Company will continue to adjust operations as needed and prudently manage costs and capital expenditures to protect balance sheet flexibility. The Company will also consider additional means to conserve cash, augment existing liquidity and will avail itself, as appropriate, of government support programs where eligible in the regions in which it operates.
“Though the decisions to curtail production across the Company under Norbord’s COVID-19 Response Plan are difficult, they are also necessary, reflecting the broader economic uncertainties,” added Mr. Wijnbergen. “Our management team has depth of experience in this industry and a proven track record of operating through difficult market conditions. Norbord has a conservative balance sheet with adequate liquidity, an operating configuration with considerable flexibility, committed employees and the necessary resolve to be agile in meeting the challenges that lay ahead.”

Market Conditions
In North America, US new home construction, the single largest driver of OSB demand, continued to strengthen through most of the quarter. The seasonally adjusted annualized rate of US housing starts averaged 1.60 million units in January and February, up 31% year-over-year, with single-family starts, which use approximately three

Exhibit 99.1

times more OSB than multifamily starts, up similarly. US starts declined to a pace of 1.22 million in March following the impact of COVID-19 which was slightly ahead of the pace in March 2019. The pace of permits (the more forward-looking indicator) averaged 1.51 million units in January and February, before pulling back to 1.35 million in March, which was still 5% higher than March 2019. Several US housing economists have yet to update their US housing starts forecasts for 2020 to reflect the economic impact of COVID-19, but the consensus forecast amongst those who have is approximately 1.15 million units, or about 10% below 2019 levels.

North American benchmark OSB prices increased throughout most of the quarter before the impact of the COVID-19 pandemic took hold. Average benchmark prices across all regions were significantly higher against both comparative quarters. The table below summarizes average benchmark prices ($ per Msf, 7/16-inch basis) by region for the relevant periods:

North American region	% of Norbord’s operating capacity	Q1 2020	Q4 2019	Q1 2019
North Central	15%	271	223	211
South East	36%	251	199	197
Western Canada	29%	255	190	160

In Europe, panel demand improved significantly through most of the quarter before pulling back as the COVID-19 pandemic forced many of the Company’s UK customers to close operations toward the end of March. In local currency terms, average panel prices continued the decline that started in the third quarter of 2019 and were down 2% quarter-over-quarter and 16% year-over-year.

Performance
In North America, first quarter shipments were up 9% quarter-over-quarter with six additional fiscal days in the current quarter contributing to the increase. First quarter shipments were down 7% year-over-year primarily due to the indefinite curtailments of the 100 Mile House, British Columbia mill and Line 1 at the Cordele, Georgia mill in 2019.

Excluding the Chambord, Quebec mill, Norbord’s North American mills produced at 79% of available capacity in the first quarter of 2020 compared to 77% in the fourth quarter of 2019 and 85% in the first quarter of 2019. The quarter-over-quarter increase in capacity utilization (which is based on fiscal days in each period) was due to improved productivity in the current quarter as well as the timing of annual maintenance shuts and other downtime. The year-over-year decrease was due to the 2019 indefinite curtailments of 100 Mile House and Cordele Line 1.

Norbord’s first quarter North American OSB cash production costs per unit (excluding mill profit share and freight costs) decreased by 2% compared to the fourth quarter of 2019 and 4% compared to the first quarter of 2019. Quarter-over-quarter, unit costs decreased primarily due to improved productivity and the timing of annual maintenance shuts and other downtime. Year-over-year, unit costs were lower primarily due to lower raw material and energy prices, improved productivity and the timing of annual maintenance shuts.

In Europe, Norbord’s first quarter shipments were up 26% quarter-over-quarter due to the continued ramp-up of the Inverness, Scotland mill and the additional fiscal days, but were down 4% year-over-year due to the economic impact of COVID-19. The European mills produced at 93% of stated capacity in the first quarter of 2020, compared to 87% in the fourth quarter of 2019 and 89% in the first quarter of 2019. Capacity utilization was higher versus both comparative periods primarily due to the continued ramp-up of the Inverness mill, which started up in the fourth quarter of 2017.

Exhibit 99.1

The Company generated net Margin Improvement Program (MIP) gains of $21 million during the quarter from improved productivity and product mix, and the timing of annual maintenance shuts and other downtime, as well as lower selling, general and administrative costs. MIP is measured relative to the prior year at constant prices and exchange rates.

Investment in property, plant and equipment and intangible assets was $25 million in the first quarter of 2020, including $9 million ($37 million project-to-date) in the Inverness phase 2 project and $2 million ($53 million project-to-date) in the Chambord mill rebuild project. The Company has not yet made a restart decision for the Chambord mill, however, and will only do so when it is sufficiently clear that customers require the production from this mill.

As part of Norbord’s COVID-19 Response Plan, Norbord’s budgeted 2020 investment in property, plant and equipment has been reduced from $100 million to $75 million for maintenance of business projects and projects focused on reducing manufacturing costs across the Company’s mills, as well as a portion of the Chambord mill rebuild and Inverness phase 2 projects. It also includes investments to support the Company’s strategy to increase the production of specialty products for industrial applications and exports.

Operating working capital was $197 million at period-end, compared to $120 million at December 31, 2019 and $183 million at April 6, 2019. The quarter-over-quarter increase was primarily due to the timing of payments, the usual seasonal build of log inventory in the northern mills in North America as well as the accounts receivable impact of higher sales volumes and North American OSB prices. The year-over-year increase was primarily due to the timing of payments, partially offset by the accounts receivable impact of lower sales volumes and lower average European panel prices. The Company aims to minimize the amount of capital held as operating working capital and continues to manage it at minimal levels.

At year-end, the Company had unutilized liquidity of $247 million, comprising $30 million in cash and cash equivalents and $217 million in revolving bank lines. The Company’s tangible net worth was $986 million and net debt to capitalization on a book basis was 40%, with both values well within bank covenants.

Dividend
The Board of Directors declared a quarterly variable dividend of C $0.05 per common share, payable on June 22, 2020 to shareholders of record on June 1, 2020. Consistent with the Company’s variable dividend policy, the dividend is being reduced from the prior quarter’s level of C $0.20 per common share to preserve liquidity and balance sheet flexibility given the economic uncertainty from the ongoing COVID-19 pandemic. Any dividends reinvested on June 22, 2020 under the Company’s Dividend Reinvestment Plan will be used by the transfer agent to purchase common shares on the open market.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bloomberg FX Fixings Service (BFIX) noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the BFIX noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, AST Trust Company (Canada), by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the

Exhibit 99.1

Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid
During the first quarter of 2020, 1.0 million shares were purchased under the Company’s NCIB at a cost of $22 million. Common shares purchased under the bid were cancelled. Norbord has repurchased a total of 1.2 million shares to-date under its current bid at a cost of $27 million.

Additional Information
Norbord’s Q1 2020 news release, management’s discussion and analysis, consolidated unaudited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call
Norbord will hold a conference call for analysts and institutional investors on Wednesday, May 6, 2020 at 2:00 p.m. ET. The call will be broadcast live over the internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until June 5, 2020 by dialing 1-888-203-1112 or 647-436-0148 (passcode 9392296 and pin 9607). Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile
Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:
Robert B. Winslow, CFA
Vice President, Investor Relations & Corporate Development
Tel. (416) 777-4426
investors@norbord.com

or

Exhibit 99.1

Heather Colpitts
Director, Corporate Affairs
Tel. (416) 643-8838
investors@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “expect,” “estimate,” “forecast,” “target,” “outlook,” “schedule,” “represent,” “continue,” “intend,” “should,” “would,” “could,” “will,” “can,” “might,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company’s employees, government-imposed restrictions or other restrictions that may apply to the Company’s employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage;(13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines, securitization programs and/or other means of liquidity; (19) impact of future cross-border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; and (23) changes in government policy and regulation.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Forward-Looking Statements” section in the February 4, 2020 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q1 2020 Management’s Discussion and Analysis dated May 5, 2020.

Norbord defines Adjusted EBITDA as earnings determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, interest income, income taxes, depreciation, amortization and non-recurring or other items; Adjusted earnings (loss) as earnings determined in accordance with IFRS before non-recurring or other items and using a normalized income tax rate; and Adjusted earnings per share is Adjusted earnings divided by the weighted average number of common shares outstanding (on a basic or diluted basis, as specified). Adjusted EBITDA, Adjusted earnings, and Adjusted earnings per share are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2019 Management’s Discussion and Analysis dated February 4, 2020 and Q1 2020 Management’s Discussion and Analysis dated May 5, 2020 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings to earnings (the most directly comparable IFRS measure).

Exhibit 99.1

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Apr 4, 2020	Dec 31, 2019
Assets
Current assets
Cash and cash equivalents	$30	$20
Accounts receivable	142	136
Taxes receivable	40	63
Inventory	253	230
Prepaids	10	13
	475	462
Non-current assets
Property, plant and equipment	1,397	1,427
Intangible assets	19	21
Deferred income tax assets	1	2
Other assets	12	9
	1,429	1,459
	$1,904	$1,921
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$208	$259
Taxes payable	1	1
	209	260
Non-current liabilities
Long-term debt	677	657
Other long-term debt	95	68
Other liabilities	34	40
Deferred income tax liabilities	223	192
	1,029	957
Shareholders’ equity	666	704
	$1,904	$1,921

Exhibit 99.1

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions, except per share information)	Q1 2020	Q1 2019
Sales	$467	$476
Cost of sales	(389)	(432)
General and administrative expenses	(3)	(3)
Depreciation and amortization	(35)	(35)
Operating income	40	6
Non-operating items:
Finance costs	(12)	(11)
Interest income	—	1
Earnings (loss) before income tax	28	(4)
Income tax (expense) recovery	(8)	5
Earnings	$20	$1
Earnings per common share
Basic and diluted	$0.25	$0.01

Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions)	Q1 2020	Q1 2019
Earnings	$20	$1
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligations	4	(1)
Items that may be reclassified subsequently to earnings:
Foreign currency translation (loss) gain on foreign operations	(29)	6
Other comprehensive (loss) income, net of tax	(25)	5
Comprehensive (loss) income	$(5)	$6

Exhibit 99.1

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions)	Q1 2020	Q1 2019
Share capital
Balance, beginning of period	$1,278	$1,280
Issue of common shares upon exercise of options	1	—
Common shares repurchased and cancelled	(15)	(24)
Common shares repurchased and cancelled under ASPP	—	24
Balance, end of period	$1,264	$1,280
Merger reserve	$(96)	$(96)
Contributed surplus	$4	$4
Retained deficit
Balance, beginning of period	$(299)	$(168)
Earnings	20	1
Common share dividends	(12)	(25)
Common shares repurchased and cancelled	(7)	(19)
Common shares repurchased and cancelled under ASPP	—	18
Balance, end of period(i)	$(298)	$(193)
Accumulated other comprehensive loss
Balance, beginning of period	$(183)	$(197)
Other comprehensive (loss) income	(25)	5
Balance, end of period	$(208)	$(192)
Shareholders’ equity	$666	$803

(i) Retained deficit comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained (deficit) earnings	(35)	70
	$(298)	$(193)

Exhibit 99.1

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Apr 4 and Apr 6 (US $ millions)	Q1 2020	Q1 2019
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings	$20	$1
Items not affecting cash:
Depreciation and amortization	35	35
Deferred income tax	31	21
Other items	4	18
	90	75
Net change in non-cash operating working capital balances	(69)	(111)
Net change in taxes receivable and taxes payable	18	(61)
	39	(97)
Investing activities
Investment in property, plant and equipment	(29)	(40)
Investment in intangible assets	(1)	—
	(30)	(40)
Financing activities
Common share dividends paid	(12)	(25)
Issue of common shares	1	—
Repurchase of common shares	(22)	(43)
Repayment of lease obligations	(3)	(3)
Accounts receivable securitization drawings	27	80
Revolving bank lines drawings	20	—
	11	9
Foreign exchange revaluation on cash and cash equivalents held	(10)	2
Cash and cash equivalents
Increase (decrease) during period	10	(126)
Balance, beginning of period	20	128
Balance, end of period	$30	$2